Filed Pursuant to Rule 424(b)(3)
                                            under the Securities Act of 1933
                                            Registration Statement No. 333-98651


                         SUPPLEMENT NO. 1 TO PROSPECTUS
                              DATED MAY 14, 2003 OF
                             AMERIFIRST FUND I, LLC


      AmeriFirst Capital Corp., the underwriter for the public offering of AmeriFirst Fund I, LLC (the "Fund"), will receive a selling commission of 2.5% of the gross proceeds of the sale of units. The underwriter may pay fees to selected dealers who are members of the NASD on units sold by them. The total selling commissions to the underwriter and selected dealers cannot exceed 10% of the gross proceeds of units sold, which is the maximum fee permitted by the NASD.

      Therefore, the "Aggregate Fees to be Paid to Affiliates of AmeriFirst, Inc.," as set forth on page 8, now total 12.5% of the gross proceeds of this offering. Accordingly, if the minimum, $2,500,000, the midpoint $50 million and the maximum $100 million proceeds are raised, our underwriter would receive $62,500, $1,250,000 and $2,500,000, respectively, of selling commissions; and our provider and manager would each receive fees of $125,000, $2,500,000 and $5,000,000, respectively. Therefore, the aggregate fees payable to affiliates of AmeriFirst will be approximately $312,500, $6,250,000 and $12,500,000, respectively.

      All corresponding references throughout the Prospectus to our underwriter (but not other broker-dealers) receiving 10% of the gross proceeds of this offering are hereby amended to be 2.5% of the gross proceeds, including, but not limited to, the following references: p. 14 "Investors' Cash Flow;" p. 38-39, "Use of Proceeds;" p. 39-40 "Capitalization of AmeriFirst Fund I, LLC;" p. 60-63 "Description of Return on Investment;" p. 85-86 "Compensation of Our Manager, Provider and Underwriter," and p. 104-105 "Plan of Distribution."

      Denise Mugerdichian Lachman, President and a director of AmeriFirst Financial Services, our manager, and a director of AmeriFirst, Inc., has resigned from all such positions with the Fund for personal reasons unrelated to the Fund's business. She remains a 25% owner of AmeriFirst, Inc., which owns all of the capital stock of our manager, provider and underwriter.

      The underwriter has not yet commenced active selling efforts prior to the date of this supplement. Accordingly, all termination dates throughout the Prospectus are hereby extended by four months. For example, the third full paragraph on page 105, under "Plan of Distribution," as well as throughout the Prospectus, is hereby amended to read: "If we sell $2,500,000 in units by March 14, 2004, unless extended up until September 14, 2004, the escrow account will be closed and the proceeds, after deduction of the escrow agent's fees, together with amounts earned as interest on those proceeds, will be delivered to us. Accordingly, the offering will otherwise end on September 14, 2004, and may be extended up until September 14, 2005.


Dated: September 19, 2003